SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 15, 2004

Date of Earliest Event Reported: March 15, 2004

VERDISYS, INC.

(Exact Name of Registrant as Specified in its Charter)

California	333-64122	22-3755993
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

25025 I-45 North, Suite 525
The Woodlands, Texas 77380
(Address of Principal Executive Offices)

(281) 364-6999
Registrants Telephone Number

(Former Name or Address of Registrant)

Item 7. Financial Statements and Exhibits.

Exhibit 99 - Press release March 15, 2004 by Verdisys, Inc. – Full text of press release disclosing expectation to restate second quarter 2003 and third quarter 2003 financial statements.

Item 12. Results of Operations and Financial Condition.

Verdisys, Inc. (VDYS:OB) is conducting an ongoing internal investigation that began in December 2003 into the Company's activities in the second and third quarters of 2003. The Company has thus far been unable to determine whether certain radial drilling services were actually provided to two of Verdisys' customers, Edge Capital Group, Inc. and Energy 2000 NGC, Inc in the Monroe field in Louisiana. Accordingly, the Company expects to restate its interim 2003 financial statements to reverse $230,000 of revenue in the quarter ended June 30, 2003, and $605,000 of revenue in the quarter ended September 30, 2003, until such a time that we can confirm such services were performed. Previous restatements of the Company's third quarter, 2003 financial statements had already been made.

The Company also believes that an earlier 2003 transaction to purchase software is subject to rescission, which will result in the cancellation of 2 million common shares that were issued. This will result in the reversal of $1,000,000 in impairment expense in the quarter ended June 30, 2003 and a reduction in the number of shares outstanding.

The full text of the Verdisys, Inc. press release is included as an exhibit to this current report.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


VERDISYS, INC.


Date: March 15, 2004   By: \s\   Dr. Ron Robinson, CEO
                                                                              Dr. Ron Robinson
                                                                              Chief Executive Officer

Date: March 15, 2004   By: \s\   John O'Keefe, CFO
                                                                              John O'Keefe, Chief Financial Officer